EXHIBIT 99.1

For Immediate Release	Date: February 16, 2023
23-13-TR

Teck Responds to Market Rumours

Vancouver, B.C. – At the request of the Investment Industry Regulatory Organization of Canada and the New York Stock Exchange, Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today confirmed that it is evaluating alternatives for its steelmaking coal business, including the possible spin-out of an interest in that business to its shareholders. Any transaction would be expected to create value for Teck’s shareholders and support continued benefits for communities and Indigenous Peoples in the areas where Teck operates.

No decision has been reached to proceed with a transaction and there can be no assurances that any transaction will eventuate. Teck does not intend to make any additional comments regarding this matter unless and until a formal decision has been reached.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding concerning Teck’s intention to make purchases of Class B subordinated voting shares, and Teck’s expectations regarding the impacts of any transaction to spin out its steelmaking coal business in terms of creating value for shareholders and benefits for communities and Indigenous Peoples.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, operational issues affecting the coal business, changes in general economic or market conditions, and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Declaration of dividends is at the discretion of the Board and dividends, as well as share repurchases, are subject to conditions under corporate law. Any of the foregoing may have the result of restricting future dividends or share repurchases. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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